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                                                                    EXHIBIT 99.2

                                FORM 4 FOOTNOTES

(1) Such shares of common stock (the "Shares") were purchased by Lagerinn ehf ("Lagerinn") from Kaupthing Bank hf. ("Kaupthing") pursuant to certain agreements, by and between Kaupthing and Lagerinn (the "Equity Swap Agreements"). The Shares were disposed of pursuant to the closing of the merger contemplated by the merger agreement among Laundry Holding Co., Laundry Merger Sub Co. and Linens 'n Things, Inc (the "Merger"). As a result of the Merger, none of Jacobsen, Lagerinn, or TF Holding P/F ("TF Holding") beneficially own any Shares.

(2) Lagerinn had agreed in principle with TF Holding that Lagerinn would sell and TF Holding would purchase twenty-five percent (25%) of the Shares (the "TF Holding Shares"). In lieu of such agreement, TF Holding and Lagerinn have agreed in principle that Lagerinn will pay to TF Holding, with respect to the TF Holding Shares, the difference between the amount Lagerinn receives as a result of the Merger and Lagerinn's actual purchase price for those shares less a pro rata amount of Lagerinn's costs incurred for its purchases of the Shares (including advisor fees) (the "TF Holding Agreement"). The TF Holding Agreement in principle has not been reduced to writing.

(3) This figure represents the per share amount paid to Lagerinn pursuant to the Merger.